811-05387
Branch 18
40-33

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
650/312.2000
franklintempleton.com



[redacted]

05051234

**VIA FIRST CLASS MAIL**

March 29, 2005 FRANKLIN MUTUAL SERIES FUND INC

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

**Re: *Franklin Mutual Funds Fee Litigation*, Case No. 04-cv-982 (WJM) (RJH)**

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned consolidated action, which we previously reported to your office:

1. Plaintiffs' Reply Memorandum in Support of Their Motion for Class Certification
2. Certification of Jerome M. Congress in Support of Plaintiffs' Reply Memorandum in Support of Their Motion for Class Certification
3. Certificate of Service

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel



Encls.

16739-2

Patrick L. Rocco (PR 8621)
**SHALOV STONE & BONNER LLP**
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

*Liaison Counsel for Plaintiffs and the Class*

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
**MILBERG WEISS BERSHAD & SCHULMAN LLP**
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

*Lead Counsel for Plaintiffs and the Class*



**UNITED STATES DISTRICT COURT**
**DISTRICT OF NEW JERSEY**

| | | |
|---|---|---|
| | ) | Document Filed Electronically |
| In re FRANKLIN MUTUAL FUNDS | ) | |
| FEE LITIGATION | ) | MASTER FILE 04-cv-982 (WJM) (RJH) |
| | ) | |
| THIS DOCUMENT RELATES TO: | ) | |
| ALL ACTIONS | ) | |
| | ) | |

# PLAINTIFFS' REPLY MEMORANDUM IN SUPPORT OF THEIR MOTION FOR CLASS CERTIFICATION

## TABLE OF CONTENTS

## TABLE OF AUTHORITIES

**Page**

### FEDERAL CASES

## STATE CASES



## DOCKETED CASES

Plaintiffs in the above-captioned action (the "Action") respectfully submit this reply memorandum in support of their motion for class certification.[1]

## I. PLAINTIFFS' CLAIMS ARE DIRECT

As detailed in Plaintiffs' Memorandum of Law in Support of Their Motion For Class Certification ("Plaintiffs' Opening Memorandum") at pp. 5-7, and Plaintiffs' Opposition to Defendants' Motion to Dismiss the Consolidated Amended Complaint ("Plaintiffs' Opposition"), pp. 2-8, Plaintiffs' claims are direct because there is a direct and distinct impact on the Class Members from the wrongful fees and charges alleged.[2]

Defendants argue that the fees and charges at issue are all paid out of Fund assets. Defendants ignore the fact that, as described in Plaintiffs' Opposition at

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[1] Defendants argue that the Court should not decide the motion for class certification until after it decides the motion to dismiss. To the contrary, a motion for class certification should generally be ruled upon ***prior*** to ruling on a motion to dismiss. *See Abrams v. Van Kampen Funds, Inc.*, 2002 U.S. Dist. LEXIS 16022, at *3 (N.D. Ill. Aug. 26, 2002); *Coe v. Circle Express, Inc.*, 1990 U.S. Dist. LEXIS 2322, at *11 (N.D. Ill. Mar. 5, 1990).

[2] Plaintiffs have specifically alleged that the shareholders bore the costs of revenue sharing and the other improper arrangements alleged in the Consolidated Amended Complaint ("Complaint"). *See* ¶¶ 2, 3, 8, 47, 65, 77, 80, 83, 88, 103, 106, 119, 121, 127, 161. Whether a plaintiff's claim under the Investment Company Act ("ICA") is direct or derivative is a question of state law. *Kamen v. Kemper Fin. Servs*, 500 U.S. 90, 108 (1991). The Franklin Funds are incorporated in Massachusetts, Delaware, Maryland, California and Illinois. As detailed in Plaintiffs' Opposition at pp. 3-5, under the laws of each of these states, Plaintiffs have adequately pled direct claims.

page 6, and Plaintiffs' Opening Memorandum at pp. 6-7, Defendants' own Prospectuses and Statements of Additional Information ("SAIs") state that the 12b-1 fees improperly paid by the Funds were specifically assessed against the accounts of the individual investors and are described in those documents as increasing the cost of the stockholders' investment.

Additionally, the injuries here were direct because the Defendants' violated their fiduciary duties to the shareholders to disclose all material information regarding the concealed fees and charges, and to protect the interests of the shareholders against those of the investment advisors. *See, e.g., SEC v. Steadman*, 798 F. Supp. 733, 744 (D.D.C. 1991). Breach of a duty owed directly to the shareholders creates a direct claim. *E.g., Blasberg v. Oxbo Power Corp.*, 934 F. Supp. 21, 26 (D. Mass. 1996).

Because open-end mutual funds, such as the Franklin Funds issue shares that are redeemable at net asset value ("NAV"), the excessive fees and charges immediately reduced the amount by which each shareholder was legally entitled to redeem his or her shares. *See* Plaintiffs' Opposition, pp. 7-8. This has a direct impact on shareholders because there is not just a change in the Fund's NAV, but also a change in the shareholders' legal rights with respect to redemption. In this regard the relationship of a stockholder to a mutual fund is very different from the relationship of a stockholder to a traditional corporation. Shares of traditional corporations are traded at a price set in the marketplace rather than at the NAV per share, and traditional corporations are not required to repurchase shares from stockholders at any price, much less the NAV. The impact of any particular set of corporate charges on shareholders of a traditional corporation is therefore indirect, because those charges do not necessarily have any impact on the price of the shares. In contrast, the legal rights of mutual fund shareholders are automatically changed every time a material charge affects the NAV.

Nor have Defendants been able to refute Plaintiffs' showing that mutual funds are unique entities, consisting essentially of portfolio securities belonging to the individual investors. This fact has been repeatedly recognized by the courts, including the United States Supreme Court and the Second and Seventh Circuits.[3] Such courts recognize that a mutual fund investment is in essence a service contract pursuant to which the advisor manages the investor's assets in return for the various fees and expenses at issue in the case.

Finally, the question of the appropriate allocation of recoveries in this action between the Funds and former or existing shareholders does not determine whether the claims themselves are direct or derivative. For example, the United States

---

[3] *Burks v. Lasker*, 441 U.S. 471, 480 (1979); *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977); *Baum v. Investors Diversified Services, Inc.*, 409 F.2d 872, 874 (7th Cir. 1969). *See* Plaintiffs' Opening Memorandum, pp. 27-29.

Supreme Court has held that claims under Section 36(b) of the ICA are "direct rather than derivative" (*Kamen*, 500 U.S. at 108), even though a recovery on that claim goes to the fund.

## II. PLAINTIFFS ARE ADEQUATE CLASS REPRESENTATIVES

Defendants claim that Plaintiffs cannot "fairly and adequately protect the interest of the class" because they are simultaneously asserting individual and derivative claims. That supposed conflict simply does not exist. The class and derivative claims here both seek to recover monies from the same wrongdoers – those entities and individuals who run the Funds and have fiduciary duties to protect the Funds and their shareholders. Plaintiffs have **not** sued the Funds. The class and derivative claims are consistent and complementary because they seek to return *all* shareholders - - both current and former - - to the *status quo* they would have enjoyed absent the wrongdoing.

Although it is premature at this early stage to predict the ultimate allocation of a recovery, Plaintiffs submit that recovery could be readily structured to place the Funds and their current and former shareholders in the same position that they would have been in had no wrongdoing occurred. The NAV of the Funds would have been higher during the Class Period absent the improper charges. As one example of a possible allocation, former shareholders could be allocated the difference between the price at which they actually redeemed their shares, and the higher price they would have obtained absent the fraud. Current shareholders could be placed in the same position they would have been in by simply allocating the rest of the recovery to the Fund in which the current shareholders continue to hold shares. In this manner all the class members would be in the *status quo* that would have existed absent the wrongdoing.

"It is well-settled that shareholders have the right to bring direct and derivative actions simultaneously."[4] Courts have held that there is no *per se* conflict, and a single counsel *can* represent both class and derivative actions when both are based upon proof of the same nucleus of facts and counsel can attack all fronts with equal vigor.[5] The court in *Bertozzi*, 420 F. Supp. at 1180, certified a

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[4] *In re Transocean Tender Offer Sec. Litig.*, 455 F. Supp. 999, 1014 (N.D. Ill. 1978) (citing *J. I. Case Co. v. Borak*, 377 U.S. 426, 431 (1964)); *Yamamoto v. Omiya*, 564 F.2d 1319, 1326 (9th Cir. 1977) (explicitly recognizing the right of a shareholder to bring both direct and derivative actions).

[5] *See Transocean*, 455 F. Supp. at 1014 ("the great weight of authority rejects a *per se* rule prohibiting such representation, and simultaneous prosecutions have been permitted where the asserted 'antagonism' between the primary and derivative actions is merely a 'surface duality'") (citation omitted); *In re Dayco Corp. Derivative Sec. Litig.*, 102 F.R.D. 624, 630 (S.D. Ohio 1984) ("the Court agrees with Plaintiff that the case law is virtually unanimous in holding that one counsel can represent a stockholder bringing *both* an individual *and* a derivative action.") (emphasis in original); *Bertozzi v. King Louie International, Inc.*, 420 F. Supp. 1166, 1180 (D.R.I. 1976) (noting that the distinction between a derivative and direct action is a theoretical one, not rooted in the realities of most individual and derivative suits, which usually are "equally contingent upon the proof of the same nucleus of facts"); *Petersen v. Federated Dev. Co.*, 416 F. Supp. 466, 475 (S.D.N.Y. 1976) (A party bringing suit in both an individual and derivative

Continued on next page

class action upon finding that the plaintiffs' success in prosecuting both class and derivative actions was "equally contingent upon the proof of the same nucleus of facts" and that "they and their counsel can be expected to attack all fronts with equal vigor."

In this Action, Plaintiffs will prove their class and derivative claims based on the "same nucleus of facts." Plaintiffs allege that Defendants embarked on a single course of conduct by which they enriched themselves at the expense of both the Funds and their shareholders. In demonstrating Defendants' wrongful conduct, Lead Counsel will necessarily show the same nucleus of facts for both the class and derivative claims. Therefore the interests of both current and former shareholders, as well as the Funds, are perfectly aligned against the common wrongdoers.

*Brickman v. Tyco Toys, Inc.*, 731 F. Supp. 101 (S.D.N.Y. 1990), on which Defendants rely, is inapposite. There, the subject companies were defendants on the class claims as well as nominal defendants on the derivative claims, creating a

---

capacity can avoid a potential conflict of interest by showing that he can "fairly and adequately represent the interests of the shareholders . . . in enforcing the right of the corporation.")

potential conflict.[6] In contrast, the Franklin Funds are not named as defendants in this case.[7]

Furthermore, any discussion about a conflict regarding the allocation of a recovery among different categories of class members is premature. As one court stated:

> "[O]nly a conflict that goes to the very subject matter of the litigation will defeat a party's claim of representative status." 7 Wright & Miller, [Federal Practice and Procedure: Civil], § 1768 at 639. . . . There is no conflict of interest among class members regarding [the] central issue [of liability] . . . . ***The potential conflict troubling the defendants can arise only at***

[6] *Kamerman v. Steinberg*, 113 F.R.D. 511, 516 (S.D.N.Y. 1986), cited by Defendants, stated only that "suing in both an individual and derivative capacity presents a substantial *potential* for conflict," demonstrating that there is not a *per se* rule prohibiting such representation. *Id.* (emphasis added); *see also Koenig v. Benson*, 117 F.R.D. 330, 334 (E.D.N.Y. 1987), also cited by Defendants (bringing direct and derivative actions simultaneously does not create a *per se* conflict of interest).

[7] Defendants claim that by not suing the Funds, the Plaintiffs are not protecting the interests of the former shareholders. In the mutual funds market-timing multi-district litigation ("MDL") litigation, the MDL court expressly stated its belief that it made little sense for class action plaintiffs seeking to represent both current and former shareholders to sue the funds as well, because, in essence, that would constitute an attack on the interest held by the current shareholders. Transcript of Court Hearing in *In re: Mutual Funds Investment Litigation*, MDL No. 1586 (D. Md. Apr. 2, 2004) at 16, copy annexed to the Certification of Jerome M. Congress ("Congress Cert.") as Exhibit A. Given the reality that a mutual fund is, in essence, a pool of assets owned by the mutual fund investors but managed by the advisor, the MDL court drew the appropriate conclusion that the interest of all the shareholders would best be maximized by pursuing the actual wrongdoers and not the funds.

> ***the remedy stage of litigation, and only if the basic question of the defendants' liability is first resolved in the plaintiffs' favor.*** . . . If the potential conflict . . . should materialize when and if remedy proceedings are reached in this case, Rule 23 gives this court sufficient flexibility to take appropriate corrective measures at that time.

*Lamphere v. Brown University*, 71 F.R.D. 641, 650 (D.R.I. 1976) (emphasis added); *see also Blackie v. Barrack*, 524 F.2d 891, 905 (9th Cir. 1975); *Bradburn Parent/Teacher Store, Inc. v. 3M (Minnesota Mining and Manufacturing Company)*, 2004 U.S. Dist. LEXIS 16193, at *14 (E.D. Pa. Aug. 17, 2004). As recognized by such authority, there is no existing conflict that would disable Plaintiffs from representing the proposed Class.

## III. A CLASS ACTION IS THE SUPERIOR METHOD FOR LITIGATING THESE CLAIMS

Defendants' argument that the prosecution of derivative claims will adequately protect all the interests at stake on this litigation blatantly ignores the interests of those proposed class members who are former shareholders of the Funds. Merely bringing derivative claims designed to put money back into the Funds does nothing to help those persons who redeemed their shares during the Class Period at prices that were wrongfully reduced because Defendants' program of excessive and improper charges had materially lowered the NAV of the Funds per share.

Defendants' argument in the portion of their brief dealing with the superiority of class treatment erroneously contends that Plaintiffs' § 36(b) claim is derivative. Def. Mem. at 6. To the contrary, the Supreme Court has held that such claims are primary and direct. *Kamen*, 500 U.S. at 108.

Defendants misinterpret the Supreme Court's statement in *Daily Income Fund v. Fox*, 464 U.S. 523 (1984), pre-dating *Kamen*, that

> "any recovery obtained in a §36(b) action would go to the company rather than the plaintiff. In this respect, a §36(b) action is undeniably 'derivative' in the broad sense of that word."

*Id.* at 535 n.11.

In this passage, the Supreme Court stated that §36(b) is "derivative" only in the sense that the recovery goes to the fund. Notwithstanding that statement, both *Fox* and *Kamen* distinctly hold that the mutual fund shareholders have a primary and direct cause of action, not a cause of action that is derivative of the corporation's right to sue, because the corporation has no right to bring suit under § 36(b).[8]

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[8] As stated in *Fox*, 464 U.S. at 535 n.11, "[t]he legislative history of § 36(b) makes clear that Congress intended the perhaps unique 'right of a corporation' established by § 36(b) to be asserted by the company's security holders and not by the company itself." In *Fox* the Supreme Court also stated, "Congress intended the fiduciary duty imposed on investment advisers by that statute [§ 36(b)] to be enforced solely by security holders of the investment company and the SEC." *Id.* at 542.

Although recoveries under § 36(b) go to the fund rather than directly to the investors, the SEC has recognized that "it is largely a legal fiction to state that recovery obtained by a Section 36(b) action is on behalf of the company rather than the security holders." SEC Brief as Amicus Curae in Support of Affirmance in *Daily Income Fund*, at p. 19 n.9,[9] relevant pages attached as Congress Cert. Ex. B. This statement by the agency whose expertise and initiative was the driving force in bringing about the enactment of § 36(b) confirms that the intent of that Section is to benefit mutual fund investors by providing them with a direct claim.

As shown on page 23 of Plaintiffs' Opening Memorandum, the fact that Plaintiffs assert their individual § 36(b) claims for the benefit of their Fund makes them no different from the many other class representatives who have individual claims only by virtue of their positions as trustee, guardian, or similar capacity. Such persons have routinely been certified as class representatives able to assert claims on behalf of others who were similarly situated to their beneficiaries.[10]

[9] The Commission further stated that, "while a recovery in a Section 36(b) suit would initially be paid to the investment company, the company would serve as a conduit for the benefit of holders of redeemable securities." *Id.*

[10] In light of the foregoing, Plaintiffs submit that cases on which Defendant rely, such as *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486 (N.D. Ill.1999), were not soundly reasoned, and should not be followed by this Court.

Defendants also argue Plaintiffs have not shown that the prospectus statements were uniform across the Class Period. However, Plaintiffs have alleged in the Complaint that "[e]ach of the Franklin Fund Prospectuses issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them." ¶ 103. Additionally, the Complaint states that "each of the Franklin Prospectuses contained the same materially false and misleading statements and omissions." *Id.* Defendants have made no effort to rebut those allegations of the Complaint, and therefore they should stand as admitted for the purposes of this motion.[11]

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[11] Defendants also argue that courts have generally rejected "holders claims." Def. Mem. at 7 n. 4. Defendants again misrepresent the law, citing to only one case in which it was explicitly noted that the law in question, Georgia law, did not recognize holders claims. It is disingenuous for Defendants to try and mislead this Court into thinking there is a general consensus on the issue based on one very fact-specific case. On the contrary, for example, in *Shirvanian v. Defrates*, 2004 Tex. App. LEXIS 182 (Tex. Ct. App. Jan. 8, 2004), the court recognized that ***many states*** acknowledge holders claims in circumstances such as those present here, citing decisions recognizing holders claims under the laws of California, New York, New Jersey, Massachusetts, Illinois, Texas and Delaware. Similarly, while no Maryland state court apparently has addressed the issue of whether holders claims are permitted, there is no reason to believe that Maryland would not follow the vast majority of states that permit holders claims.

## IV. PLAINTIFFS HAVE STANDING TO BRING THEIR CLAIMS ON BEHALF OF INVESTORS IN ALL MUTUAL FUNDS IN THE FRANKLIN FUND COMPLEX

With respect to all Plaintiffs' class claims, the logic and rationale of cases such as *In re Dreyfus Aggressive Growth Mut. Fund. Litig.*, 2000 U.S. Dist. LEXIS 13469 (S.D.N.Y. Sept. 19, 2000) and *ML-Lee Acquisition Fund (Retirement Accounts) II, LP Sec. Litig.*, 848 F. Supp. 527 (D.Del. 1994) is compelling and convincing. The result reached in those cases involving mutual funds echoes the results reached in many other cases in analogous contexts. *See* discussion in Plaintiffs' Opening Memorandum at pp. 16-20.

Defendants have made no effort to rebut Plaintiffs' demonstration, at pp. 24-25 of their Opening Memorandum, that the legislative history of §36(b) shows that Congress specifically addressed the existence of fund complexes such as the Franklin Funds when it enacted §36(b), and stated that the existence of such complexes could require courts to examine the impact of the advisors' activity on the entire complex. Class certification as proposed by Plaintiffs is the very best mechanism to accomplish this congressional policy.

Furthermore, the juridical link doctrine is applicable. The Complaint alleges, and Defendants have not seriously disputed that there are multiple links interconnecting all the Funds and all the Defendants. The Funds had a board of directors comprised of the same individuals who were charged with overseeing up to 130 Franklin Funds. ¶¶ 32-40. The Funds have many economic interrelationships and share expenses with one another. ¶ 44. The Franklin Funds also had common distributors, Franklin/Templeton Distributors, Inc. and Templeton/Franklin Investment Services (the "Franklin Distributors"), which marketed and sold the Funds as the principal underwriters. ¶¶ 29-30. Information on the Funds was distributed to potential investors through Prospectuses, pursuant to which the Funds were offered. ¶ 101. With respect to the statements and omissions relevant to this litigation, the Prospectuses contained substantially identical language. ¶ 103.[12]

As shown at p. 4 of Plainiffs' Opening Memorandum, the Franklin Funds commingled and shared costs for research services and for the Distributor Defendants' overhead expenses related to promotion of Fund shares, all of which charges are attacked as excessive and improper in the Complaint. By sharing promotional expenses, each Fund participated in payment of expenses designed to promote sales of shares of all the Funds and not merely sales of its own shares. As Congress expressly recognized in the legislative history relating to the passage of

[12] *See Heffler v. United States Fidelity & Guaranty Ins. Co.*, 1992 U.S. Dist. LEXIS 3090, at *11 (E.D. Pa. Mar. 10, 1992 ) (noting that when securities are issued pursuant to the same Registration Statement and Prospectus, a juridical link exists making a single resolution preferable since that link gives rise to identical factual questions) (citing *In re Itel Securities Litigation*, 89 F.R.D. 104, 123 (N.D. Ca. 1981)).

§36(b), in order to protect any of the funds and their shareholders, it is necessary to protect all of them because their activities, finances, and relationships with the Defendants are so thoroughly intertwined.[13]

Defendants argue that the juridical link doctrine does not apply because "defendants' alleged conduct is not based on a common contract [and] each of the Funds has its own advisory and distribution agreements []." Def. Mem. at 9. Of course, the existence of an overriding commonality of issues is not inconsistent with each Fund's entering, as a technical matter, into its own individual set of contracts with Defendants. Furthermore, this contention by Defendants is nothing more than an unsupported factual argument that conflicts with the allegations in the Complaint. The Court should give no weight to that argument because Defendants are seriously in default in producing documents they were required to produce by court order as a component of discovery related to the class motion.[14]

[13] The links shared by certain of the Funds include the fact that some of Funds are registered by the same Franklin registrant. At least one court has held that in such a situation, a plaintiff has standing to sue under ICA § 36(b) for the benefit of all the funds covered by the same registrant. *Batra v. Inv. Research Corp.*, 1991 U.S. Dist. LEXIS 14773 (W.D. Mo. Oct. 4, 1991).

[14] On March 17, 2005, Plaintiffs' counsel submitted the letter which is Exhibit C to the Congress Cert. to the Honorable Ronald J. Hedges, describing Defendants' refusals to produce to Plaintiffs documents received or produced by Defendants in connection with governmental investigations relating to activity of the type alleged in the Complaint. Under the January 24, 2005 Case Management Order, which is annexed to Exhibit C, the documents were to be produced by Defendants no later

Continued on next page

In the event that Defendants do produce the documents that are currently in default, Plaintiffs request leave to provide a supplemental submission, if one is appropriate, regarding the bearing of those documents on the motion for class certification.

## V. CONCLUSION

For the reasons set forth above, as well as in their Memorandum of Law in Support of Their Motion For Class Certification, filed on January 25, 2005, Plaintiffs respectfully request that the Court grant their motion for class certification, approve Plaintiffs as representatives of the Class, and appoint Plaintiffs' lead counsel and liaison counsel as Class Counsel.

Dated: March 21, 2005

Respectfully submitted,
**SHALOV STONE & BONNER LLP**

By: Patrick L. Rocco, by JMC
Patrick L. Rocco (PR 8621)
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

***Liaison Counsel for Plaintiffs and the Class***

---

than March 11, 2005.

**MILBERG WEISS BERSHAD**
**& SCHULMAN LLP**
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

***Lead Counsel for Plaintiffs and the Class***

Patrick L. Rocco (PR 8621)
**SHALOV STONE & BONNER LLP**
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

*Liaison Counsel for Plaintiffs and the Class*

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
**MILBERG WEISS BERSHAD & SCHULMAN LLP**
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

*Lead Counsel for Plaintiffs and the Class*



**UNITED STATES DISTRICT COURT**
**DISTRICT OF NEW JERSEY**

| | |
|---|---|
| In re FRANKLIN MUTUAL FUNDS FEE LITIGATION | ) Document Filed Electronically |
| | ) MASTER FILE: 04-cv-982 (WJM) (RJH) |
| THIS DOCUMENT RELATES TO: ALL ACTIONS | ) |

**CERTIFICATION OF JEROME M. CONGRESS IN SUPPORT OF PLAINTIFFS' REPLY MEMORANDUM IN SUPPORT OF THEIR MOTION FOR CLASS CERTIFICATION**

JEROME M. CONGRESS, of full age, hereby certifies that:

1. I am a member of the law firm of Milberg Weiss Bershad & Schulman LLP, Lead Counsel for Plaintiffs, and an attorney at law admitted to practice *pro hac vice* in New Jersey for the above-captioned action.

2. I submit this certification in support of Plaintiffs' Reply Memorandum in Support of Their Motion for Class Certification.

3. Attached hereto as Exhibit A is a true and correct copy of the relevant portions of the Transcript of the court hearing in *In re: Mutual Funds Investment Litigation*, MDL No. 1586 (D. Md. Apr. 2, 2004).

4. Attached hereto as Exhibit B is a true and correct copy of the relevant portions of the brief by the Securities and Exchange Commission as Amicus Curiae in Support of Affirmance in *Daily Income Fund, Inc. v. Fox.*

5. Attached hereto as Exhibit C is a true and correct copy of the March 17, 2005 letter from Janine L. Pollack, Esq. to the Honorable Ronald J. Hedges.

I certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Dated: March 21, 2005

JEROME M. CONGRESS

# EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
NORTHERN DIVISION

IN RE: MUTUAL FUNDS
INVESTMENT LITIGATION
_______________________________/

MDL No. 1586
Friday, April 2, 2004
Baltimore, Maryland

Before: Honorable Catherine C. Blake, Judge
Honorable Andre M. Davis, Judge
Honorable J. Frederick Motz, Judge
Honorable Frederick Stamp, Judge

Appearances:

On Behalf of the Plaintiffs:
John B. Isbister, Esquire
David J. Bershad, Esquire
Ronald B. Rubin, Esquire
Mark C. Rikfin, Esquire
Stanley M. Grossman, Esquire
Karen L. Morris, Esquire
Alice McInerney, Esquire
Steven J. Toll, Esquire
Michael D. Braun, Esquire
Alan Schulman, Esquire
Elizabeth H. Cronise, Esquire
Andrew S. Friedman, Esquire
Joel Strauss, Esquire

2

On Behalf of Janus Capital:

particularly the derivative mutual fund claims and the investor class claims. And subject to hearing from you presumptively, it would seem that perhaps separate counsel may be necessary. I'm just telling you based upon what we've seen on the submissions.

We want to tell you something else, though. If we do end up with more than one plaintiff group, we do not want and are not going to permit duplicative work. If there's differences on the mutual fund derivative funds as to legal rights allocations, that should be addressed separately. But we don't want people -- I'm not saying who's going to be appointed what, but we're not going to have two different classes of plaintiffs conducting discovery on the underlying merits against third parties or against mutual fund advisers or whatever. Obviously, that is a matter of common interest. That will be a total waste , assuming that there's ever any recovery at the end, of potential recovery for the class.

So it's got to be worked out. If we do end up, that's something we're not sure of yet, we are going to insist that one group of plaintiffs' counsel take the lead on everything other than issues particular to the other client, to the other category of plaintiffs.

We want you to focus on the end game now, is the best way, the best phrase I can say. Some of you, some of the defendants have already established settlement funds, are in the process of doing that. And they may have legal ramifications,



which should be addressed by motions to dismiss. So some of you have already focused on the end game before the game has begun in this court.

Having just alluded to the appointment of counsel issue and recognizing that there are different legal rights and things, I will say, and I just have a question, which is an end game question which I'm interested in and you don't have to address it today because we're not going to decide the appointment of counsel issue, but are plaintiffs really looking, are the plaintiffs in the investor classes really looking for the funds as the source of payment? I understand the legal theory why the fund's named as a defendant, because of the prospectuses were put out by the fund. And I understand that some injunctive relief may relate to the fund.

To me, sitting here in the provinces, it doesn't make a lot of sense to me, and maybe I'm not understanding something, why one group of people who own mutual funds, people who, say, maybe bought and sold, should recover against people who still hold the funds. I mean, that's like one average Joe being victimized by the conduct of third parties allegedly, and then being victimized again by having to compensate the plaintiffs who have already sold.

Maybe I'm missing something. But these are the kind of things we want to, we want you to focus on. Obviously, it may impact upon appointment of counsel issues. Maybe that's the kind

19

of thing that has to be fleshed out by having these issues briefed.

Avoiding Lexecon. For years, I thought I'd been avoiding Lexecon, been telling people to avoid it by filing consolidated amended complaint in the case once you're in Maryland, alleged venue and jurisdiction in Maryland,

# EXHIBIT B

No. 82-1200

# In the Supreme Court of the United States

OCTOBER TERM, 1982

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DAILY INCOME FUND, INC. AND
REICH & TANG, INC., PETITIONERS

*v.*

MARTIN FOX

---

*ON WRIT OF CERTIORARI TO THE UNITED STATES COURT OF APPEALS FOR THE SECOND CIRCUIT*

---

**BRIEF FOR THE SECURITIES AND EXCHANGE COMMISSION AS AMICUS CURIAE IN SUPPORT OF AFFIRMANCE**

---


REX E. LEE
*Solicitor General*

LOUIS F. CLAIBORNE
*Deputy Solicitor General*

SAMUEL A. ALITO, JR.
*Assistant to the Solicitor General*

*Department of Justice*
*Washington, D.C. 20530*
*(202) 633-2217*

DANIEL L. GOELZER
*General Counsel*

PAUL GONSON
*Solicitor*

JACOB H. STILLMAN
*Associate General Counsel*

RICHARD A. KIRBY
*Senior Special Counsel*

SARAH A. MILLER
MYRNA SIEGEL
*Attorneys*

*Securities and Exchange Commission*
*Washington, D.C. 20549*

tive or representative nature of the security holder action was eliminated, together with the reference in the intervention provision to actions brought by the investment company itself. See S. 2224, *supra*, § 22. This legislative history unmistakably suggests that Congress intended for the Commission and security holders to be the sole enforcers of the fiduciary duty imposed on investment advisers by Section 36(b).[8]

b. It is irrelevant for present purposes that a security holder action under Section 36(b) is brought "on behalf of such company." That language indicates that such an action is brought for the company's benefit and that any recovery is to be paid to the company rather than the individual security holder plaintiff.[9] But it does not follow that the company itself is authorized to bring suit. As the Second Circuit recognized, "[t]he [Section 36(b)] action is not, strictly speaking, 'derivative' in the sense of deriving from a right properly asserted by the corpora-

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[8] Our position here is consistent with the argument recently made by the Commission in *Herman & MacLean* v. *Huddleston*, No. 81-680 (Jan. 24, 1983), in which the Commission contended that implied rights of action should be recognized under another provision of the securities laws. In that case, we were concerned that if an implied right of action was not recognized there would be no damage remedy for certain misconduct. Here, Section 36(b) expressly affords investors a useful remedy, and no implied action is necessary to make that statute effective.

[9] Furthermore, in the case of an open-end investment company like the Fund in this case, it is largely a legal fiction to state that recovery obtained in a Section 36(b) action is on behalf of the company rather than the security holders. An open-end investment company issues securities redeemable at a price calculated as a pro rata portion of the current net asset value of the company. See Sections 2(a)(32) and 5(a)(1) of the Act, 15 U.S.C. 80a-2(a)(32) and 80a-5(a)(1). Any increase in this net asset value as a result of a favorable judgment would automatically be reflected in the redemption price of the securities. Thus, while recovery in a Section 36(b) suit would initially be paid to the investment company, the company would serve as a conduit for the benefit of holders of redeemable securities.

# EXHIBIT C

MILBERG WEISS

Janine L. Pollack
Direct Dial: 212-946-9376
jpollack@milbergweiss.com

March 17, 2005

VIA FEDERAL EXPRESS

Honorable Ronald J. Hedges
United States Magistrate Judge
Martin Luther King, Jr. Federal Building &
Courthouse
50 Walnut Street
Newark, New Jersey 07102

Re: In re Franklin Mutual Funds Fee Litigation, Master File: 04-cv-982 (WJM)(RJH)

Dear Judge Hedges:

We represent the plaintiffs in the above-referenced case. On January 24, 2005, Your Honor entered a Case Management Order (copy attached as Exhibit A) requiring defendants to respond to certain questions regarding regulatory inquiries and to produce documents and information associated therewith that were provided to the regulators.

While defendants have admitted that they responded to regulatory inquiries and provided documents to the regulators (*see* defendants' March 10, 2005 letter, attached as Exhibit B hereto), they have refused to produce any of those documents to plaintiffs in this case despite being ordered to do so by this Court. Instead, during meet-and-confer sessions this week, defendants have taken the position that plaintiffs need to specifically identify which documents from that production relate solely to class certification. Plaintiffs disagree with this position. First, plaintiffs have no way of knowing what documents defendants produced to the regulators. Second, the Case Management Order does not require such identification but instead states:

> If non-privileged documents are discovered, such documents will be produced under seal for attorneys' eyes only, and will be designated accordingly. In addition, if necessary, defendants will also produce a privilege log.[1]

[1] Plaintiffs' counsel suggested that defendants provide to plaintiffs copies of the regulators' requests for information so plaintiffs could get an understanding of what was requested and produced. As of the time of this letter, defendants' counsel could not provide defendants' position on this request.

In addition to being in direct violation of this Court's discovery order, defendants' failure to produce the documents is prejudicing plaintiffs' ability to make a full presentation to the Court in their Reply Memorandum In Support Of Their Motion For Class Certification. This brief is currently due on Monday, March 21, 2005.

A major purpose for the Court's requiring production of these documents was that plaintiffs have requested them for prospective use in connection with their class motion. In fact, defendants are making certain factual assertions in their Opposition to Class Certification and plaintiffs believe that the documents at issue may contain information pertinent to those factual assertions by defendants. *See, e.g.*, page 9 of Defendants' Opposition to Class Certification.

Therefore, because discussions with defendants have not been fruitful and plaintiffs' class reply brief is due this Monday, we respectfully request a telephone conference and an adjournment of the date on which plaintiffs' class reply is due until the issue is resolved by the Court.[2]

Respectfully submitted,

Janine L. Pollack

Janine L. Pollack

JLP:pb
cc: The Honorable William J. Martini (By Federal Express)
Patrick Rocco, Esq. (By Facsimile)
Greg Hindy, Esq. (By Facsimile)
Daniel A. Pollack, Esq. (By Facsimile)

---

[2] As of the date of this letter, defendants' counsel was unable to provide defendants' position on whether they would consent to an extension of the due date on plaintiffs' class reply brief.

# Exhibit A

**POLLACK & KAMINSKY**
114 West 47th Street
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

**McCARTER & ENGLISH, LLP**
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
Tel. (973) 622-4444
Fax (973) 624-7070

*Attorneys for Defendants served with process*

JAN 2

**UNITED STATES DISTRICT COURT**
**DISTRICT OF NEW JERSEY**

| | |
|---|---|
| IN RE FRANKLIN MUTUAL FUNDS FEE LITIGATION<br><br>**THIS DOCUMENT RELATES TO: ALL ACTIONS** | MASTER FILE: 04-CV-982 (RJH)<br><br>**CASE MANAGEMENT ORDER** |

This matter having come before the Court on defendants' motion for a stay of all discovery, and the Court having considered the submissions by all parties and the oral arguments of counsel at the telephonic conference held on December 27, 2004 and the Court hearing held on January 10, 2005:

**IT IS** on this 24th day of January 2005,

**ORDERED** that:

1. Defendants' motion for a stay of all discovery is denied in part and granted in part as set forth in the following rulings:

**Plaintiffs' Class Discovery**

A. Defendants shall produce to plaintiffs service agreements for the Franklin Funds in which named plaintiffs invested, namely the Templeton Foreign Fund, the Franklin Income Fund and the Franklin Mutual Discovery Fund (collectively the "Funds"), whether or not such service agreements are publicly available;

B. Defendants shall inform plaintiffs whether there has been any internal investigation(s) concerning the Funds and whether defendants have responded to any governmental investigation(s) concerning the Funds relating to activity by defendants of the type alleged in the Amended Complaint. Defendants shall also inform plaintiffs of each of the following:

(i) The date of any governmental request for information;

(ii) The type of information requested;

(iii) How defendants responded to such requests, i.e. by producing documents, by letter, etc.; and

(iv) Any claims of privilege which defendants intend to assert with respect to any documents relating to any investigations referenced above.

Following disclosure of the information required by paragraph B(i)-(iv) above, the parties will confer regarding production of documents and information, if any exists. If non-privileged documents are discovered, such documents will be produced under seal and for attorneys eyes only, and will be designated accordingly. In addition, if necessary, defendants will also produce a privilege log. In the event that the parties are unable to reach agreement, they may bring any disagreements to the Court's attention.

C. Defendants shall provide the foregoing documents and information to plaintiffs no later than 45 days after the entry of this order.

**Defendants' Class Discovery**

D. After plaintiffs' motion for class certification has been filed, defendants' counsel shall meet and confer with plaintiffs' counsel regarding the discovery relating to class certification that defendants wish to obtain from plaintiffs. If the parties cannot agree on the scope of defendants' discovery requests regarding class certification, they may raise the issue in the first instance on a conference call with the Court.

**Schedule for Class Certification Motion**

E. The following schedule shall apply to plaintiffs' motion for class certification:

(i) Plaintiffs shall file their motion by January 24, 2005;

(ii) Defendants shall file their papers in response to the motion by February 25, 2005;

(iii) Plaintiffs shall file their papers in reply to the motion by March 11, 2005; and

(iv) The motion shall be returnable along with defendants' motion to dismiss on March 28, 2005.

HON. RONALD J. HEDGES
United States Magistrate Judge

# Exhibit B

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102-4056
tel 973.622.4444
fax 973.624.7070
www.mccarter.com

McCARTER ENGLISH
ATTORNEYS AT LAW

Gregory J. Hindy
973.639.6954
ghindy@mccarter.com

March 10, 2005

**VIA OVERNIGHT DELIVERY**

Patrick L. Rocco, Esq.
Shalov Stone & Bonner, LLP
163 Madison Avenue
Morristown, New Jersey 07962-1277

Re: **In re Franklin Mutual Funds Fee Litigation**
**Master File: 04-cv-982 (WJM) (RJH)**

Dear Mr. Rocco:

Pursuant to Paragraph 1 of the January 24, 2005 Case Management Order ("CMO"), Defendants respond as follows:

A. Enclosed herewith are documents bearing Bates No. F 0000001 to F 0000551.

B. There have been no internal investigations of the three Funds involved in this lawsuit. Nor have there been any governmental investigations of the three Funds involved in this lawsuit. However, there have been governmental investigations of so-called "shelf-space" arrangements involving one or more of the defendants in this lawsuit.

(i) To the best of our knowledge, the California Attorney General requested information on: January 2, 2004, February 11, 2004, February 20, 2004, March 11, 2004, and March 17, 2004. To the best of our knowledge, the SEC requested information on: January 15, 2004 and February 4, 2004.

(ii) Information relating to so-called "shelf-space" arrangements.

(iii) By letter and by producing documents.

(iv) Without an examination of the voluminous documents produced, Defendants are not in a position to respond to this question at this time.

McCARTER ENGLISH

However, at a minimum, Defendants intend to assert the same claims of privilege asserted in the governmental investigations referenced above.

Very truly yours,

Gregory J. Hindy

Encl.
cc: Daniel A. Pollack, Esq.

NWK2: 1296175.01

## CERTIFICATE OF SERVICE

I, Daniel P. Dietrich, do hereby certify that, on March 21, 2005, I caused a true and correct copy of Plaintiffs' Reply Memorandum in Support of Their Motion for Class Certification to be served by electronic mail upon the following:



Joe Boccassini
**McCarter & English, LLP**
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
Phone: (973) 622-4444

Daniel A. Pollack
**Pollack & Kaminsky**
114 West 47th Street, Suite 1900
New York, NY 10036
(212) 575-4700

Patrick Louis Rocco
**Shalov Stone & Bonner LLP**
163 Madison Avenue
P.O. Box 1277
Morristown, NJ 07962-1277
(973) 775-8997

Daniel P. Dietrich